BYLAWS

OF

JENNI EARLE, INC.

Effective Date: August 5, 2022

ARTICLE I
OFFICES

1.   Principal Office. The principal office of Jenni Earle, Inc. (the "**Company**") shall be located in Forsyth County, North Carolina, or at such place as shall be designated by the Board of Directors of the Company (the "**Board**").

2.   Registered Office. The registered office of the Company required by law to be maintained in the State of North Carolina may be, but need not be, identical to the principal office of the Company.

3.   Other Offices. The Company may have offices at such other places, either within or without the State of North Carolina, as the Board may from time to time determine or as the business of the Company may require.

ARTICLE II
MEETINGS OF SHAREHOLDERS

1.   Place of Meetings. All meetings of the shareholders shall be held at the principal office of the Company or at such other place, either within or without the State of North Carolina, as shall be designated in the notice of the meeting or agreed upon by the Board. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided by law.

2.   Annual Meeting. Unless directors are elected by written consent in lieu of an annual meeting, the annual meeting of the shareholders shall be held on a date during the month of April and at a time (except a Saturday, Sunday, or a legal holiday) determined by the Board, for the purpose of electing directors of the Company and for the transaction of such other business as may be properly brought before the meeting.

3.   Substitute Annual Meeting. If the annual meeting is not held on the day designated by these Bylaws, a substitute annual meeting may be called in accordance with the provisions of Section 4 of this Article II. A meeting so called shall be designated and treated for all purposes as the annual meeting.

4.   Special Meetings. Special meetings of the shareholders may be called at any time by the Chief Executive Officer, the President, the Secretary, or the Board, but special meetings may not be called by any other person or persons.

5.   Notice of Meetings.

(a)   Written notice stating the time and place, if any, of the meeting and the means of remote communication, if any, by which shareholders and proxy holders may deemed to be present in and vote at such meeting shall be delivered not less than 10 nor more than 60 days before the date thereof, either personally, by facsimile transmission, mail, private carrier, or electronic means, or by any other means permitted by law (including electronic notice), by or at the direction of the Board, Chief Executive Officer, President, Secretary, or other person calling the meeting, to each shareholder of record entitled to vote at such meeting; provided that such notice must be given to all shareholders, including non-voting shareholders, with respect to any meeting at which a merger, share exchange, sale, lease, exchange or other disposition of all or substantially all of the property of the Company other than in the regular course of business, or voluntary dissolution is to be considered and in such other instances as required by law.

(b)   In the case of an annual or substitute annual meeting, the notice of meeting need not specifically state the business to be transacted thereat unless it is a matter, other than election of directors, on which the vote of shareholders is expressly required by the provisions of the North Carolina Business Corporation Act or notice of such purpose is otherwise required by law to be provided. In the case of a special meeting, the notice of meeting shall include a description of the purpose or purposes for which the meeting is called.

(c)   When a meeting is adjourned for more than 120 days or a new record date is or must be fixed as required by law, notice of the adjourned meeting shall be given as in the case of an original meeting. When a meeting is adjourned for 120 days or less in any one adjournment, it shall not be necessary to give any notice of the new date, time, and place of the adjourned meeting or of the business to be transacted thereat other than by announcement at the meeting at which the adjournment is taken.

(d)   A shareholder in a signed writing may waive notice of any meeting before or after the date and time stated in the notice by delivering such waiver to the Company for inclusion in the minutes of such meeting or for filing with the corporate records. Attendance by a shareholder at a meeting constitutes a waiver of notice of such meeting, unless at the beginning of the meeting the shareholder objects to holding the meeting or the transaction of business at the meeting, or objects to considering a matter not within the purpose or purposes described in the meeting notice before such matter is voted on.

6.   Shareholders List. After fixing the record date for a meeting, the Secretary shall prepare an alphabetical list of the shareholders entitled to notice of such meeting or any adjournment thereof, arranged by voting group, class, and series, with the address of and number of shares held by each shareholder. Such list shall be kept on file at the principal office of the Company, or at a place identified in the meeting notice in the city where the meeting will be held, beginning two business days after notice of such meeting is given and continuing through the meeting, and on written demand shall be subject to inspection or copying by any shareholder, his agent or attorney at any time during regular business hours. This list also shall be produced and kept open at the time and place of the meeting and shall be subject to inspection by any shareholder, his, her, or its agent or attorney during the entire time of the meeting. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any shareholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The stock ledger shall be the only evidence as to who are the shareholders entitled to examine the list of shareholders or the books of the Company or to vote in person or by proxy at any meeting of shareholders and of the number of shares held by each such shareholder.

7.   Quorum.

(a)   Unless otherwise provided by law, a majority of the votes entitled to be cast on a matter by a separate voting group shall constitute a quorum of such voting group on that matter at a meeting of the shareholders. A separate voting group may only take action on a matter at a meeting if a quorum of those shares is present. In the absence of a quorum at the opening of any meeting of the shareholders, such meeting may be adjourned from time to time by the vote of a majority of the shares voting on the motion to adjourn, but no other business may be transacted until and unless a quorum is present. When a quorum is present at any adjourned meeting, any business may be transacted which might have been transacted at the original meeting. If a quorum is present at the original meeting, a quorum need not be present at an adjourned meeting to transact business unless a new record date is or must be set for that adjourned meeting.

(b)   At a meeting at which a quorum is present, a separate voting group may continue to do business until adjournment, notwithstanding the withdrawal of sufficient shareholders to leave less than a quorum of the separate voting group.

8.   <u>Voting of Shares and Voting Groups</u>.

(a)   Except as otherwise provided by the Articles of Incorporation or by law, each outstanding share having voting rights shall be entitled to one vote on each matter submitted to a vote at a meeting of the shareholders. All shares entitled to vote and be counted together collectively on a matter as provided by the Articles of Incorporation or by the North Carolina Business Corporation Act shall constitute a single voting group. Additional required voting groups shall be determined in accordance with the Articles of Incorporation, these Bylaws, and the North Carolina Business Corporation Act.

(b)   Except in the election of directors, at a shareholder meeting duly held and at which a quorum is present, action on a matter by a voting group shall be approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the vote by a greater number is required by law or by the Articles of Incorporation or by these Bylaws. For such actions, abstentions shall not be treated as negative votes. Corporate action on such matters shall be taken only when approved by each and every voting group entitled to vote as a separate voting group on such matter as provided by the Articles of Incorporation, these Bylaws or the North Carolina Business Corporation Act.

(c)   Voting on all matters shall be by voice vote or by a show of hands unless the holders of one-tenth of the shares represented at the meeting shall, prior to the voting on any matter, demand a ballot vote on that particular matter.

(d)   Shares of the Company shall not be entitled to vote if they are owned, directly or indirectly, by another corporation in which the Company owns, directly or indirectly, a majority of the shares entitled to vote for directors of the second corporation; provided that this provision does not limit the power of the Company to vote its own shares held by it in a fiduciary capacity.

9.   <u>Proxies</u>. Shares may be voted either in person or by one or more agents authorized by a written proxy executed by the shareholder or by his duly authorized attorney-in-fact. A proxy shall not be valid after the expiration of 11 months from the date of its execution, unless the person executing it specifies therein the length of time for which it is to continue in force or limits its use to a particular meeting. Any proxy shall be revocable by the shareholder unless the written appointment expressly and conspicuously provides that it is irrevocable and the appointment is coupled with an interest as required by law. Proxies may be provided in any form or manner permitted by applicable law.

10.   <u>Inspectors of Election</u>.

(a)   <u>Appointment of Inspectors of Election</u>. In advance of any meeting of shareholders, the Board may appoint any persons, other than nominees for office, as inspectors of election to act at such meeting or any adjournment thereof. If inspectors of election are not so appointed, the chairman of any such meeting may appoint inspectors of election at the meeting. The number of inspectors shall be either one or three. In case any person appointed as inspector fails to appear or fails or refuses to act, the vacancy may be filled by appointment by the Board in advance of the meeting or at the meeting by the person acting as chairman.

(b) Duties of Inspectors. The inspectors of election shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the authenticity, validity, and effect of proxies, receive votes, ballots, or consents, hear and determine all challenges and questions in any way arising in connection with the right to vote, count and tabulate all votes or consents, determine the result and do such acts as may be proper to conduct the election or vote with fairness to all shareholders. The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical.

(c) Vote of Inspectors. If there are three inspectors of election, the decision, act, or certificate of a majority shall be effective in all respects as the decision, act, or certificate of all.

(d) Report of Inspectors. On request of the chairman of the meeting, the inspectors shall make a report in writing of any challenge, question, or matter determined by them and shall execute a certificate of any fact found by them. Any report or certificate made by them shall be a prima facie evidence of the facts stated therein.

11. Informal Action by Shareholders.

(a) To the full extent permitted by the North Carolina Business Corporation Act as it may be amended from time to time, any action that is required or permitted to be taken at a meeting of the shareholders may be taken, without a meeting and without prior notice, by shareholders having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted. Such signed and dated consent must be filed with the Secretary to be kept with the corporate records, whether done before or after the action so taken, but in no event later than 60 days after the earliest dated consent delivered in accordance with this Section. When corporate action is taken without a meeting by less than unanimous written consent, notice shall be given to those shareholders who have not consented in writing within 10 days after such action is taken. Consent by shareholders to action taken without meeting may be in electronic form and delivered by electronic means.

(b) Action by the shareholders to elect directors at an annual meeting of shareholders may only be taken without a meeting if signed by all of the shareholders entitled to vote thereon.

ARTICLE III
DIRECTORS

1. General Powers. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed by, the Board or by such committees as the Board may establish pursuant to these Bylaws.

2. Number, Term, and Qualification. Except as otherwise provided in the Articles of Incorporation, the number of directors which shall constitute the whole Board shall be determined from time to time by resolution of the shareholders or the Board, but in no event shall be less than one. Each director shall hold office until his death, resignation, retirement, removal, disqualification, or his or her successor is elected and qualified. Directors need not be residents of the State of North Carolina or shareholders of the Company.

3.   Election of Directors. Except as otherwise provided in these Bylaws, directors shall be elected at the annual meeting of shareholders, and those persons who receive the highest number of votes at a meeting at which a quorum is present shall be deemed to have been elected.

4.   Removal. Directors may be removed from office with or without cause by a vote of shareholders holding a majority of the outstanding shares entitled to vote at an election of directors; provided, that the notice of the shareholders' meeting at which such action is to be taken states that a purpose of the meeting is removal of the director and the number of votes cast to remove the director exceeds the number of votes cast not to remove him. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. Unless otherwise provided in the Articles of Incorporation, the entire Board may be removed from office with or without cause by the affirmative vote of a majority of the votes entitled to be cast at any election of directors.

5.   Vacancies. A vacancy occurring on the Board, including, without limitation, a vacancy created by an increase in the authorized number of directors or resulting from the shareholders' failure to elect the full authorized number of directors, may be filled by the Board or, if the directors remaining in office constitute less than a quorum of the directors, they may fill the vacancy by the affirmative vote of a majority of all remaining directors or by the sole remaining director. If the vacant office was held by a director elected by a voting group, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. The shareholders may elect a director at any time to fill any vacancy not filled by the directors.

6.   Chairman. There may be a Chairman of the Board elected by the directors from their number at any meeting of the Board. The Chairman shall preside at all meetings of the Board and of shareholders and perform such other duties as may be directed by the Board. Until a Chairman of the Board is elected, the Chief Executive Officer shall preside at the meetings of the Board and shareholders.

7.   Compensation. The Board may provide for the compensation of directors for their services as such and may provide for the payment of any and all expenses incurred by the directors in connection with such services.

8.   Executive and Other Committees.

(a)   The Board, by resolution adopted by a majority of the number of directors then in office, may designate from among its members an Executive Committee and one or more other committees, each consisting of two or more directors and each of which, to the extent authorized by law or provided in one or more resolutions adopted by the Board, shall have and may exercise all of the authority of the Board, except no such committee shall: (i) authorize distributions; (ii) approve or propose to shareholders actions required by the North Carolina Business Corporation Act to be approved by shareholders; (iii) fill vacancies on the Board or on any of its committees; (iv) amend the Company's Articles of Incorporation pursuant to Section 55-10-02 of the North Carolina General Statutes; (v) adopt, amend or repeal these Bylaws; (vi) approve a plan of merger not requiring shareholder approval; (vii) authorize or approve reacquisition of shares, except according to a formula or method prescribed by the Board; or (viii) authorize or approve the issuance or sale or contract for sale of shares, or determine the designation and relative rights, preferences and limitations of a class or series of shares, except that the Board may authorize a committee (or a senior executive officer of the Company) to do so within limits specifically prescribed by the Board.

(b)   Any resolutions adopted or other action taken by any such committee within the scope of the authority delegated to it by the Board shall be deemed for all purposes to be adopted or taken by the Board. The designation of any committee and the delegation thereto of authority shall not operate to relieve the Board, or any member thereof, of any responsibility or liability imposed upon it or him by law.

(c)   Regular meetings of any such committee may be held without notice at such time and place as such committee may fix from time to time. Special meetings of any such committee may be called by any member thereof upon not less than two days' notice stating the place, date, and hour of such meeting. Any member of any committee may in a signed writing waive notice of any meeting, and no notice of any meeting need be given to any member thereof who attends in person.

(d)   A majority of the members of any such committee shall constitute a quorum for the transaction of business at any meeting thereof, and actions of such committee must be authorized by the affirmative vote of a majority of the members of such committee.

(e)   Any member of any such committee may be removed at any time with or without cause by resolution adopted by a majority of the Board.

(f)   Any such committee may fix its own rules of procedure which shall not be inconsistent with these Bylaws. It shall keep regular minutes of its proceedings and report the same to the Board for its information.


ARTICLE IV
MEETINGS OF DIRECTORS


1.   <u>Regular Meetings</u>. The Board may provide, by resolution, the time and place, either within or without the State of North Carolina, for the holding of regular meetings of the Board.

2.   <u>Special Meetings</u>. Special meetings of the Board may be called by or at the request of the Chairman of the Board (if one has been duly elected), the Chief Executive Officer, the President, or any two directors. Such meetings may be held either within or without the State of North Carolina.

3.   <u>Notice of Meetings</u>.

(a)   Regular meetings of the Board may be held without notice.

(b)   The person or persons calling a special meeting of the Board shall, at least two days before the meeting, give notice thereof either personally or by facsimile transmission, mail private carrier or electronic means, or by any other means permitted by law. Notice of an adjourned meeting need not be given if the time and place are fixed at the meeting adjourning and if the period of adjournment does not exceed 10 days in any one adjournment.

(c)   A director, in a signed writing, may waive notice of any meeting before or after the date and time stated in the notice. Attendance by a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened and does not vote for or assent to action taken at the meeting.

4.   <u>Quorum</u>. A majority of the directors in office immediately before the meeting shall constitute a quorum for the transaction of business at any meeting of the Board.

5.   <u>Manner of Acting</u>.

(a)   Except as otherwise provided in this Section 5 of this Article IV, the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board unless a greater number is required by law, the Articles of Incorporation or a Bylaw adopted by the shareholders.

(b)   A director who is present at a meeting of the Board at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless he objects at the beginning of the meeting (or promptly upon his arrival) to holding it or transacting business at the meeting or unless his contrary vote is recorded or his dissent is otherwise entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent to the Secretary immediately after the adjournment of the meeting. Such right of dissent shall not apply to a director who voted in favor of such action.

(c)   The vote of a majority of the number of directors then in office shall be required to adopt a resolution constituting an Executive Committee or other committee of the Board. The vote of a majority of the directors then holding office shall be required to adopt, amend or repeal a Bylaw or to adopt a resolution dissolving the Company without action by the shareholders in circumstances authorized by law. Vacancies on the Board may be filled as provided in Section 5 of Article III of these Bylaws.

6.   <u>Informal Action by Directors</u>. Action taken by the directors or members of a committee of the Board without a meeting is nevertheless Board or committee action if written consent to the action in question is signed by all of the directors or members of the committee, as the case may be, and filed with the minutes of the proceedings of the Board or committee, whether done before or after the action so taken. Such action will become effective when the last director or committee member signs the written consent unless the written consent specifies a different date. A director's consent to action taken without meeting may be in electronic form and delivered by electronic means.

7.   <u>Attendance by Telephone</u>. Any one or more directors or members of a committee may participate in a meeting of the Board or committee by means of a conference telephone or similar communications device which allows all persons participating in the meeting to hear each other simultaneously, and such participation in the meeting shall be deemed present in person at such meeting.


ARTICLE V
OFFICERS


1.   <u>Number</u>. The officers of the Company shall consist of a Chief Executive Officer, a President, a Secretary, a Treasurer, and such Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers as the Board may from time to time appoint. Any two or more offices may be held by the same person. In no event, however, may an officer act in more than one capacity where action of two or more officers is required.

2.   <u>Appointment and Term</u>. The officers of the Company shall be appointed by the Board. Such appointment may be made at any regular or special meeting of the Board. Each officer shall hold office until his death, resignation, retirement, removal, disqualification, or his or her successor is appointed and qualified.

3.   Removal. Any officer or agent appointed by the Board may be removed by the Board with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

4.   Compensation. The compensation of all officers of the Company shall be fixed by the Board.

5.   Chief Executive Officer. The Chief Executive Officer shall, subject to the control of the Board, supervise and control the management of the Company in accordance with these Bylaws. The Chief Executive Officer shall, in the absence of a Chairman of the Board, preside at all meetings of the Board and shareholders; shall sign, with any other proper officer, certificates for shares of the Company and any deeds, mortgages, bonds, contracts or other instruments which may be lawfully executed on behalf of the Company, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be delegated by the Board to some other officer or agent; and, in general, shall perform all duties incident to the office and such other duties as may be prescribed by the Board from time to time.

6.   President. If the Board has not designated the Chairman of the Board or another officer as the Chief Executive Officer, the President shall be the Chief Executive Officer and perform the duties and exercise the powers of that office. In addition, the President shall perform all duties incident to the office of the President and such other duties and shall have such other powers as the Board or the Chief Executive Officer (if the President is not the Chief Executive Officer) may from time to time prescribe. If the Board has designated a Chief Executive Officer, the President shall, in the absence or disability of the Chief Executive Officer, exercise the powers of that office.

7.   Vice Presidents. The Vice Presidents, in the order of their appointment, unless otherwise determined by the Board, shall, in the absence or disability of the President, perform the duties and exercise the powers of that office. In addition, they shall perform such other duties and have such other powers as the President or the Board shall prescribe.

8.   Secretary. The Secretary shall keep accurate records of the acts and proceedings of all meetings of shareholders, the Board, and committees thereof. The Secretary shall give all notices required by law and by these Bylaws. The Secretary shall maintain the corporate books and records and the corporate seal, and the Secretary shall affix the corporate seal to any lawfully executed instrument requiring the corporate seal. The Secretary shall maintain the stock transfer books of the Company and shall keep, at the registered or principal office of the Company, a record of shareholders showing the name and address of each shareholder and the number and class of the shares held by each. The Secretary shall sign such instruments as may require the Secretary's signature and, in general, attest the signature or certify the incumbency or signature of any other officer of the Company and shall perform all duties incident to the office of Secretary and such other duties as may be assigned to the Secretary from time to time by the Chief Executive Officer, the President or by the Board.

9.   Treasurer. The Treasurer shall have custody of all funds and securities belonging to the Company and shall receive, deposit, or disburse the same under the direction of the Board. The Treasurer shall keep full and accurate accounts of the finances of the Company which may be consolidated or combined statements of the Company and one or more of its subsidiaries as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year and a statement of cash flows for the year unless that information appears elsewhere in the financial statements. If financial statements are prepared for the Company on the basis of generally accepted accounting principles, the annual financial statements must also be prepared on that basis. The Company shall mail the annual financial statements, or a written notice of their availability, to each shareholder within one hundred

twenty (120) days of the close of each fiscal year. The Treasurer shall, in general, perform all duties incident to the Treasurer's office and such other duties as may be assigned to the Treasurer from time to time by the Chief Executive Officer, the President or by the Board.

10. <u>Assistant Secretaries and Treasurers</u>. The Assistant Secretaries and Assistant Treasurers shall, in the absence or disability of the Secretary or the Treasurer, perform the respective duties and exercise the respective powers of those offices, and they shall, in general, perform such other duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the Chief Executive Officer, the President or by the Board.

11. <u>Controller and Assistant Controllers</u>. The Controller, if one has been appointed, shall have charge of the accounting affairs of the Company and shall have such other powers and perform such other duties as the Board shall designate. Each Assistant Controller shall have such powers and perform such duties as may be assigned by the Controller or the Board, and the Assistant Controllers shall exercise the powers of the Controller during that officer's absence or inability to act.


ARTICLE VI
CONTRACTS, LOANS, AND DEPOSITS


1. <u>Contracts</u>. The Board may authorize any officer or officers, or agent or agents, to enter into any contract or execute and deliver any instrument on behalf of the Company, and such authority may be general or confined to specific instances.

2. <u>Loans</u>. No loans shall be contracted on behalf of the Company, and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the Board. Such authority may be general or confined to specific instances.

3. <u>Checks and Drafts</u>. All checks, drafts, or other orders for the payment of money issued in the name of the Company shall be signed by such officer or officers, or agent or agents, of the Company and in such manner as shall from time to time be determined by resolution of the Board.

4. <u>Deposits</u>. All funds of the Company not otherwise employed shall be deposited from time to time to the credit of the Company in such depository or depositories as the Board shall direct.


ARTICLE VII
CERTIFICATES FOR SHARES AND THEIR TRANSFER


1. <u>Certificates for Shares</u>. The shares of stock of the Company may be represented by physical certificates or electronic certificates, including without limitation, through the use of online cap table management platforms (e.g., Carta). If shares of the Company are represented by certificates, in such form as required by law and as determined by the Board, such certificates shall be issued to every shareholder for the fully paid shares owned by him. These certificates shall be signed by the Chairman of the Board, Chief Executive Officer, President or any Vice President and by the Secretary, Assistant Secretary, Treasurer or Assistant Treasurer and may be sealed with the seal of the Company or a facsimile thereof. The signatures of any such officers upon a certificate may be facsimiles or may be engraved or printed. If the person who signed in any capacity (either manually or in facsimile) a share certificate no longer holds office when the certificate is issued, the certificate is nevertheless valid. The certificates shall be consecutively numbered or otherwise identified; and the name and address of the persons to whom they are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Company.

2.   Transfer of Shares. Transfer of shares shall be made on the stock transfer books of the Company only by the record holder thereof or by such holder's duly authorized agent, transferee, or legal representative and, in the case of certificated shares, upon surrender of the certificates for the shares sought to be transferred. All certificates surrendered for transfer shall be canceled before new certificates or electronic certificates for the transferred shares shall be issued.

3.   Transfer Agent. The Board may appoint one or more transfer agents of transfer and may require all stock certificates to be signed or countersigned by the transfer agent and registered by the registrar of transfers.

4.   Restrictions on Transfer.

(a)   If the Company has elected Subchapter S status under Section 1362 of the Internal Revenue Code of 1986, as amended, no shareholder or involuntary transferee shall dispose of or transfer any shares of the Company which such shareholder now owns or may hereafter acquire if such disposition or transfer would result in the termination of such Subchapter S status, unless such disposition or transfer is consented to by all shareholders of the Company. Any such disposition or transfer that does not comply with the terms of this Section shall be void and have no legal force or effect and shall not be recognized on the share transfer books of the Company as effective.

(b)   No shareholder or involuntary transferee shall dispose of or transfer any shares of the Company which such shareholder now owns or may hereafter acquire except as set forth in this Section. Any purported transfer or disposition of shares in violation of the terms of this Section shall be void, and the Company shall not recognize or give any effect to such transaction.

(i)   An individual shareholder shall be free to transfer, during such shareholder's lifetime or by testamentary transfer, any or all of such shareholder's shares of the Company to such shareholder's spouse, any of such shareholder's children, grandchildren, or direct lineal descendants, whether by blood or by adoption, spouses of such issue, parents, siblings or direct lineal descendent, whether by blood or by adoption, of such siblings or a trust or family limited partnership for the sole benefit of those persons or any of them, a Section 501(c)(3) organization or a non-profit foundation or other non-profit organization; and a shareholder which is a partnership, corporation or limited liability company shall be free to transfer any or all of its shares of the Company to its partners, shareholders, members, parent corporations or subsidiaries, if there is no consideration for such transfer, but, in case of any such transfer, the transferee shall be bound by all the terms of this provision, and no further transfer of such shares shall be made by such transferee except back to the shareholder who originally owned them or except in accordance with the provisions of this Section.

(ii)   Any shareholder, or transferee of such shareholder, who wishes to transfer all or any part of such shareholder's shares of the Company ("offeror"), other than as permitted above, first shall submit a written offer to sell such shares to the Company at the same price per share and upon the same terms and conditions offered by a bona fide prospective purchaser of such shares. Such written offer to the Company shall continue to be a binding offer to sell until: (A) expressly rejected by the Company; or (B) the expiration of a period of thirty (30) days after delivery of such written offer to the Company, whichever shall first occur.

(iii)   Every written offer submitted in accordance with the provisions of this Section shall specifically name the person to whom the offeror intends to transfer the shares, the number of shares which such shareholder intends to transfer to each person and the price per share and other terms upon which each intended transfer is to be made. Upon the termination of all such written offers, the offeror shall be free to transfer, for a period of three (3) months thereafter, any unpurchased shares to the persons so named at the price per share and upon the other terms and conditions so named, provided, that any such transferee of those shares shall thereafter be bound by all the provisions of these Bylaws.

(iv)   Every written offer submitted to the Company shall be deemed to have been delivered when delivered in person to each member of the Board or if and when sent by prepaid certified mail, to all of the directors at their last known business addresses. Every written offer submitted to an offeree shall be deemed to have been delivered if and when delivered in person to such offeree or if and when sent by prepaid certified mail to such offeree at his address as it then appears on the stock books of the Company or, if no address appears on said stock books, to his last known residence address.

(v)   If any consideration to be received by the offeror for the shares offered is property other than cash, then the price per share shall be measured to the extent of the fair market value of such noncash consideration.

(c)   The provisions contained herein shall not apply to the pledge of any shares of the Company as collateral for a loan but shall apply to the sale or other disposition of shares under any such pledge.

(d)   In the event of any conflict between the terms of this Section and any written agreement between the Company and any shareholder of the Company, the terms of such written agreement shall control, and the provisions of this Section shall not be applicable.

(e)   The restrictions set forth in this Section shall terminate upon the closing of a public offering of securities registered under the Securities Act of 1933, as amended.

(f)   Every certificate representing shares of the Company shall bear a legend in substantially the following form prominently displayed:

"The shares represented by this certificate, and the transfer thereof, are subject to the restrictions on transfer provisions of the Bylaws of the Company, a copy of which is on file in, and may be examined at, the principal office of the Company."

5.   Record Date.

(a)   For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof or entitled to receive payment of any dividend or, in order to make a determination of shareholders for any other proper purpose, the Board may fix in advance a date as the record date for any such determination of shareholders, such date in any case not to be more than 70 days before the meeting or action requiring a determination of shareholders.

(b)   If no record date is fixed by the Board for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders or of shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders.

(c)   When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof unless the Board fixes a new record date, which it shall do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

6.   Lost Certificates. The Board may authorize the issuance of a new share certificate in place of a certificate claimed to have been lost or destroyed, upon receipt of an affidavit of such fact from the person claiming the loss or destruction. When authorizing such issuance of a new certificate, the Board may require the claimant to give the Company a bond in such sum as it may direct to indemnify the Company against loss from any claim with respect to the certificate claimed to have been lost or destroyed or the Board may authorize the issuance of the new certificate without requiring such a bond.

7.   Holder of Record. Except as otherwise required by law, the Company may treat the person in whose name the shares stand of record on its books as the absolute owner of the shares and the person exclusively entitled to receive notification and distributions, to vote and to otherwise exercise the rights, powers, and privileges of ownership of such shares.

8.   Shares held by Nominees.

(a)   The Company shall recognize the beneficial owner of shares registered in the name of a nominee as the owner and shareholder of such shares for certain purposes if the nominee in whose name such shares are registered files with the Secretary a written certificate in a form prescribed by the Company, signed by the nominee and indicating the following: (i) the name, address and taxpayer identification number of the nominee; (ii) the name, address and taxpayer identification number of the beneficial owner; (iii) the number and class or series of shares registered in the name of the nominee as to which the beneficial owner shall be recognized as the shareholder; and (iv) the purposes for which the beneficial owner shall be recognized as the shareholder.

(b)   The certificate shall be effective 10 business days after its receipt by the Company and until it is changed by the nominee unless the certificate specifies a later effective time or an earlier termination date.

(c)   If the certificate affects less than all of the shares registered in the name of the nominee, the Company may require the shares affected by the certificate to be registered separately on the books of the Company and be represented by a share certificate that bears a conspicuous legend stating that there is a nominee certificate in effect with respect to the shares represented by that share certificate.

9.   Acquisition by the Company of its Own Shares. The Company may acquire its own shares and shares so acquired shall constitute authorized but unissued shares. Unless otherwise prohibited by the Articles of Incorporation, the Company may reissue such shares. If reissue is prohibited, the Articles of Incorporation shall be amended to reduce the number of authorized shares by the number of shares so acquired. Such required amendment may be adopted by the Board without shareholder action.

ARTICLE VIII
INDEMNIFICATION AND REIMBURSEMENT
OF DIRECTORS AND OFFICERS

1.   Indemnification for Expenses and Liabilities.

(a)   Any person who at any time serves or has served: (i) as a director or officer of the Company; (ii) at the request of the Company, as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise; or (iii) at the request of the Company, as a trustee or administrator under an employee benefit plan, shall have a right to be indemnified by the Company to the fullest extent from time to time permitted by law against Liability and Expenses in any Proceeding (including without limitation a Proceeding brought by or on behalf of the Company itself) arising out of his or her status as such or activities in any of the foregoing capacities or results from him or her being called as a witness at a time when he has not been made a named defendant or respondent to any Proceeding.

(b)   The Board shall take all such action as may be necessary and appropriate to authorize the Company to pay the indemnification required by this provision, including, without limitation, to the extent needed, making a good faith evaluation of the manner in which the claimant for indemnity acted and of the reasonable amount of indemnity due him.

(c)   Any person who at any time serves or has served in any of the aforesaid capacities for or on behalf of the Company shall be deemed to be doing or to have done so in reliance upon, and as consideration for, the rights provided for herein. Any repeal or modification of these indemnification provisions shall not affect any rights or obligations existing at the time of such repeal or modification. The rights provided for herein shall inure to the benefit of the legal representatives of any such person and shall not be exclusive of any other rights to which such person may be entitled apart from this provision.

(d)   The rights granted herein shall not be limited by the provisions contained in Sections 55-8-51 through 55-8-56 of the North Carolina Business Corporation Act or any successor to such statutes.

2.   Advance Payment of Expenses. At the discretion of the Board, the Company may (upon receipt of an undertaking by or on behalf of the director or officer involved to repay the Expenses described herein unless it shall ultimately be determined that he is entitled to be indemnified by the Company against such Expenses) pay Expenses incurred by such director or officer in defending a Proceeding or appearing as a witness at a time when he has not been named as a defendant or a respondent with respect thereto in advance of the final disposition of such Proceeding.

3.   Insurance. The Company shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him or her against such liability.

4.   Definitions. The following terms as used in this Article VIII shall have the following meanings. "Proceeding" means any threatened, pending or completed action, suit or proceeding and any appeal therein (and any inquiry or investigation that could lead to such action, suit or proceeding), whether civil, criminal, administrative, investigative, or arbitrative and whether formal or informal. "Expenses" means expenses of every kind, including counsel fees. "Liability" means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), reasonable expenses incurred with respect to a Proceeding and all reasonable expenses incurred in enforcing the indemnification rights provided herein. "Director," "officer," "employee" and "agent" include the estate or personal representative of a director, officer, employee, or agent. "Company" shall include any domestic or foreign predecessor of this Company in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

ARTICLE IX
GENERAL PROVISIONS

1.   Distributions. The Board may from time to time declare, and the Company may pay, distributions and share dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and by its Articles of Incorporation.

2.   Fiscal Year. The fiscal year of the Company shall be determined by the Board.

3.   Effective Date of Notice/Notice by Electronic Means. Except as provided in Section 5(a) of Article II, written notice shall be effective at the earliest of the following: (a) when received; (b) five days after its deposit in the United States mail, as evidenced by the postmark, if mailed with postage thereon prepaid and correctly addressed to the shareholder's address shown in the Company's current records; or (c) on the date shown on the return receipt, if sent by certified mail, return receipt requested and the receipt is signed by or on behalf of the addressee.

To the extent a shareholder and the Company have agreed, notice by the Company to such shareholder in the form of an electronic record sent by electronic means shall be effective when addressed properly or otherwise directed to an information processing system that such shareholder has designated or uses for the purpose of receiving electronic information of the type sent, is in a form capable of being processed by that system, and enters an information processing system outside the control of the sender or enters a region of such a system which is under the control of such shareholder.

4.   Corporate Records. Any records maintained by the Company in the regular course of its business, including its stock ledger, books of account and minute books, may be in written form or in another form capable of conversion into written form within a reasonable time. The Company shall so convert any records so kept upon the request of any person entitled to inspect the same. The Company shall maintain at its principal office the following records: (a) Articles of Incorporation or Restated Articles of Incorporation and all amendments thereto; (b) Bylaws or Restated Bylaws and all amendments thereto; (c) resolutions by the Board creating classes or series of shares and affixing rights, preferences or limitations to shares; (d) minutes of all shareholder meetings or action taken without a meeting for the past three years; (e) all written communications to shareholders for the past three years, including financial statements; (f) a list of the names and business addresses of its current directors and officers; and (g) the Company's most recent annual report.

5.   Bylaw Amendments.

(a)   Except as otherwise provided herein, and to the extent provided by law, these Bylaws may be amended or repealed and new Bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Board or by the affirmative vote of shareholders entitled to exercise a majority of the voting power of the Company.

(b)   No Bylaw adopted, amended, or repealed by the shareholders may be readopted, amended, or repealed by the Board, except to the extent that the Articles of Incorporation or a Bylaw adopted by the shareholders authorizes the Board to adopt, amend or repeal that particular Bylaw or the Bylaws generally.

6.   <u>Gender/Plurals</u>. All terms used in these Bylaws shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the context may require.

THIS IS TO CERTIFY that the above Bylaws were duly adopted by the Board of the Company by action taken, without a meeting, effective as of the date set forth above.

jennifer earle hopkins (Aug 2, 2022 17:12 EDT)

Jennifer Earle Hopkins, Secretary